FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 1, 2012

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

ACQUISITION OF INTEREST IN PETROLERA ENTRE LOMAS S.A.

Buenos Aires, May 31, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA; NYSE: PZE) informs that it has reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$249.4 million.

Petrolera Entre Lomas S.A. is engaged in oil and gas exploration and production and holds a 73.15% interest in concession areas, which are located in the Neuquén basin with a production of about 14 thousand boe/d.

This acquisition will allow Petrobras Argentina S.A. to optimize its portfolio of assets within the framework of its strategy to prioritize activities in the Republic of Argentina.
This transaction has been approved by Petrobras Argentina S.A.’s Board of Directors following a favorable opinion by the Audit Committee who, in turn, took into account the opinion of an internationally recognized consulting firm.

www.petrobras.com.ar
(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 06/01/2012 By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney